T-Systems provides VoIP turnkey solution to Vietnamese telecom operator using VocalTec equipment

Hanoi Telecom interconnects to T-Systems' global voice network via VoIP

Singapore, May 6, 2004 - T-Systems' carrier division, International Carrier Sales & Solutions (ICSS), announced today its interconnection with Hanoi Telecom via the Jules Platform, T-Systems' global VoIP network powered by VocalTec Communications Ltd. (Nasdaq: VOCL) equipment. This deal allows Hanoi Telecom, a newly licensed carrier for international voice business, Internet, mobile and fixed lines, to route its international voice traffic over T-Systems' global VoIP network.

"Connecting to T-Systems' global VoIP network using VocalTec's packet tandem switching solution improves time to market and provides immediate international reach," said Dr. Pham Ngoc Lang, Chairman, Hanoi Telecom. The Jules Platform, a carrier-grade global VoIP network, combines T-Systems' network capabilities and VocalTec's technological expertise and support capabilities to offer carriers outstanding network quality and reliability.

"Our joint solution with VocalTec enables carriers to benefit from several cost advantages such as minimal up-front investment, lower termination rates and an option for outsourcing operations and management to T-Systems," said Mr. Calvin Lee, Vice President, T-Systems ICSS, Asia Pacific & Middle East.

In the initial phase of this deployment, T-Systems set up Points of Presence
(PoPs) for Hanoi Telecom in nine key cities in Vietnam, with VocalTec's carrier-grade packet tandem equipment installed at each PoP in the new network for international long distance traffic. In addition, the one-stop-shop solution includes training and support on a 'managed and transfer' basis. There are plans to extend the network into ten additional provinces in subsequent phases.

"As a new international long distance voice operator in Vietnam, Hanoi Telecom required a proven solution that would enable it to commence business operations in the shortest possible period of time," said Orlando Tan Managing Director South Asia at VocalTec. "Our joint VoIP carrier solution with T-Systems enables Hanoi Telecom to generate immediate revenues, minimize operational costs and achieve worldwide network connectivity."

T-Systems and VocalTec are the first in the market to offer a complete turnkey solution for carriers interested in interconnecting to T-Systems' Jules Platform for high-quality worldwide termination. Handling traffic from more than 100 carriers worldwide, the Jules Platform is one of the world's largest VoIP networks. This joint solution is especially designed for three types of carriers: those entering the market, those without sufficient resources to establish bilateral agreements with destination countries, and carriers with calling card platforms but without international access to target countries.



About Hanoi Telecom
Hanoi Telecom is an upstart telecommunications operator in Vietnam, granting many good opportunities for development from Vietnam Government as well as Ministry of Posts and Telematics. In a rather short time, they have gained full licenses. So far, Hanoi Telecom has developed and is continuing to simultaneously develop several professional telecommunications services as fixed-line, IDD, VoIP, especially CDMA 20001x/ EVDO-based mobile network, the first 3G network deployed in Vietnam. The mobile network services is planned to launch in Vietnam in December, 2004.

Hanoi Telecom has signed the cooperation contract with T-Systems regarding the deployment of VoIP services with the access code 172; and 19 POPs in 19 main provinces and cities are being established and will be completed soon in QII/ 2004, using high-tech equipment of VocalTec, together with the training, operating and network management support from T-Systems.

Hanoi Telecom is considered as a quite ambitious young company. In fact, they have gained favorable advantages to fulfill their ambition of being the top-ranking professional operator of Vietnam in the year 2010, Hanoi capital birthday's millennium.



About VocalTec
VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider offering packet voice solutions for carriers and service providers. Its field-proven packet tandem switching solutions for international/national long distance and exchange carrier services leverage VocalTec's unique RapidFlo(TM) routing engine, as well as its industry-leading SS7 capabilities. Carrier-hosted solutions for VoIP VPN, IP Centrex/Hosted PBX, conferencing, global call center and calling card services enable new revenue-generation from enhanced services. VocalTec also provides VoIP solutions over wireless infrastructure (VSAT/WLL) to meet the needs of rural markets.

The Essentra(TM) SIP-Based Softswitch Architecture is an open, flexible next generation platform that leverages VocalTec's extensive experience in VoIP carrier deployments. This scalable, carrier-grade platform integrates the benefits of SIP, MEGACO/H.248 and H.323 technologies with complete PSTN/SS7 connectivity. In addition to supporting the needs of new carriers, Essentra enables gradual and cost-effective migration of carriers' existing TDM or H.323 networks to an IP-based next generation network infrastructure.

Learn more about our products and solutions at www.vocaltec.com
                                               ----------------


About T-Systems International Carrier Sales & Solutions
Deutsche Telekom is Europe's largest telecommunications company and one of the leading carriers worldwide - with operations in Europe, the Middle East and Asia, as well as North and South America. T-Systems ICSS is a full service provider, offering a complete range of wholesale products and services for mobile and fixed operators, and Internet Service Providers, who are looked after locally via a global sales network. The basis for ICSS' comprehensive Service Offering Portfolio (Voice, IP/Data, Customized solutions, Bandwidth) is an expanding ultramodern infrastructure - the Telekom Global Net - which connects major international business centers.

For further information, see www.t-systems.com/icss
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Contacts:

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

T-Systems International GmbH
ICSS Global Press Contact                                ICSS Regional Press Contact
Ira Musnadi-Weskamp                                      Brenda Pek
International Carrier Sales & Solutions                  International Carrier Sales & Solutions
Am Propsthof 49                                          8 Shenton Way #10-01
53121 Bonn                                               Temasek Tower
Germany                                                  Singapore 068811
Phone:   +49 (0) 228 709-2 44 18                         Phone:     +65 6317 0583
Fax:     +49 (0) 228 709-2 44 07                         Fax:       +65 6317 0570
E-mail:  ira.musnadi-weskamp@telekom.de                  E-mail:    Brenda.Pek@t-
         ------------------------------                             ---------------------------
systems.com.sg
--------------

T-Systems International
Media Relations
Hahnstrasse 43d
60528 Frankfurt am Main
Germany
Phone:   +49 (0) 69 665 31-126
Fax:     +49 (0) 69 665 31-139
E-mail:  presse@t-systems.com

VocalTec Communications Ltd.
Katy Brennan/Dylan Locsin                  Carmen Deville
LNS Communications                         Public and Investor Relations Manager
Public Relations for VocalTec              VocalTec Communications, Ltd.
Tel: 617-577-9777                          Tel: (US) 201-228-7000 x 6208
kbrennan@LNScom.com                        (Israel) +972-9-9707885
dlocsin@LNScom.com                         carmen@vocaltec.com

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